UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

GUESS?, Inc.

(Name of the Issuer)

Guess?, Inc.

Authentic Brands Group LLC

Glow Holdco 1, Inc.

Glow Merger Sub 1, Inc.

Paul Marciano

Paul Marciano Trust

Paul Marciano Foundation

G Financial Holdings, LLC

G Financial Holdings II, LLC

ENRG Capital LLC

PM 2021 Exempt Trust

G2 Trust

Exempt G2 Trust

Nicolai Marciano

Carlos Alberini

Alberini Family LLC

Carlos and Andrea Alberini Trust

Maurice Marciano Family Foundation

Maurice Marciano Trust

Next Step Capital LLC

Next Step Capital II LLC

Exempt Gift Trust under the Next Step Trust

Nonexempt Gift Trust under the Next Step Trust

Carolem Capital, LLC

MM 2020 Exempt Trust

MM CRUT LLC

MM CRUT II LLC

Maurice Marciano Charitable Remainder Unitrust

Maurice Marciano Charitable Remainder Unitrust II

Maurice & Paul Marciano Art Foundation

William Payne

Olivia Marciano

Maurice Marciano

Michael Karlin

Steven Lockshin

Mark Silah

David Tordjman

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

401617105

(CUSIP Number of Class of Securities)

Guess?, Inc. Strada Regina 44 Bioggio, Switzerland CH-6934 (213) 765-3100 Attn: Anne Deedwania, General Counsel

Paul Marciano

Paul Marciano Trust

Paul Marciano Foundation

G Financial Holdings, LLC

G Financial Holdings II, LLC

ENRG Capital LLC

PM 2021 Exempt Trust

G2 Trust

Exempt G2 Trust

Nicolai Marciano

Carlos Alberini

Alberini Family LLC

Carlos and Andrea Alberini Trust

Maurice Marciano Family Foundation

Maurice Marciano Trust

Next Step Capital LLC

Next Step Capital II LLC

Exempt Gift Trust under the Next Step Trust

Nonexempt Gift Trust under the Next Step Trust

Carolem Capital, LLC

MM 2020 Exempt Trust

MM CRUT LLC

MM CRUT II LLC

Maurice Marciano Charitable Remainder Unitrust

Maurice Marciano Charitable Remainder Unitrust II

Maurice & Paul Marciano Art Foundation

William Payne

Olivia Marciano

Maurice Marciano

Michael Karlin

Steven Lockshin

Mark Silah

David Tordjman

c/o Guess?, Inc.

1444 South Alameda Street

Los Angeles, California 90021

(213) 765-3100

Glow Holdco 1, Inc.

Glow Merger Sub 1, Inc.

1411 Broadway

21st Floor

New York, New York 10018

(212) 760-2410

Authentic Brands Group LLC 1411 Broadway 21st Floor New York, New York 10018 (212) 760-2410
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

John Laco Adam Ackerman Shelly Heyduk O’Melveny & Myers LLP 400 South Hope Street Los Angeles, CA 90071 (213) 430-6544	Adam M. Turteltaub Amanda M. Burke Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8129	Michael Anastasio Ian Nussbaum Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1846	Andrew Levine Braden McCurrach Jones Day 250 Vesey Street New York, NY 10281 (212) 326-8319

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Guess?, Inc. (“Guess”), (2) Authentic Brands Group LLC (“Authentic”), (3) Glow Holdco 1, Inc. (“Parent”), (4) Glow Merger Sub 1, Inc. (“Merger Sub”), (5) Paul Marciano, (6) Paul Marciano Trust, (7) Paul Marciano Foundation, (8) G Financial Holdings, LLC, (9) G Financial Holdings II, LLC, (10) ENRG Capital LLC, (11) PM 2021 Exempt Trust, (12) G2 Trust, (13) Exempt G2 Trust, (14) Nicolai Marciano, (15) Carlos Alberini, (16) Alberini Family LLC, (17) Carlos and Andrea Alberini Trust, (18) Maurice Marciano Family Foundation, (19) Maurice Marciano Trust, (20) Next Step Capital LLC, (21) Next Step Capital II LLC, (22) Exempt Gift Trust under the Next Step Trust, (23) Nonexempt Gift Trust under the Next Step Trust, (24) Carolem Capital LLC, (25) MM 2020 Exempt Trust, (26) MM CRUT LLC, (27) MM CRUT II LLC, (28) Maurice Marciano Charitable Remainder Unitrust, (29) Maurice Marciano Charitable Remainder Unitrust II, (30) Maurice & Paul Marciano Art Foundation, (31) William Payne, as the investment director for MM CRUT II LLC, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation, (32) Olivia Marciano, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust II and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation, (33) Maurice Marciano, (34) Michael Karlin, as the sole member of the tax committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust, (35) Steven Lockshin, as the sole member of the tax committee of Palma Fiduciary, LLC for the PM 2021 Exempt Trust, (36) Mark Silah, as the investment director of MM CRUT LLC, and (37) David Tordjman, as the adviser of the G2 Trust and Exempt G2 Trust and as the sole member of the investment committee of Palma Fiduciary, LLC of the MM 2020 Exempt Trust and PM 2021 Exempt Trust (each of (1) through (37) a “Filing Person,” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 20, 2025 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among Guess, Authentic, Parent, and Merger Sub, pursuant to which, subject to the terms and conditions set forth therein and among other things, Merger Sub, a wholly owned subsidiary of Parent, will be merged with and into Guess with Guess surviving as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent (the “Merger”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Guess common stock, $0.01 par value per share (“Guess Common Stock”) issued and outstanding as of immediately prior to the Effective Time (other than shares of Guess Common Stock owned by Authentic, Parent, Merger Sub or any other controlled affiliate of Authentic or Parent, Guess or any wholly owned subsidiary of Guess, and in each case not held on behalf of third parties, or shares owned beneficially or of record by Paul Marciano, Carlos Alberini, certain trusts, foundations and/or affiliates of each of them and of Maurice Marciano, and Nicolai Marciano (the “Rolling Stockholders”), as of immediately prior to the Effective Time, or shares of Guess Common Stock outstanding immediately prior to the Effective Time and that are held by any stockholder who has duly and validly demanded appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and has not effectively withdrawn or otherwise waived or lost such right to appraisal under Section 262 of the DGCL) will be cancelled and converted into the right to receive $16.75 in cash, without interest (the “Per Share Merger Consideration”), less any required tax withholdings. Upon completion of the Merger, all such shares of Guess Common Stock will be delisted from the New York Stock Exchange and no longer be publicly traded, and holders of such shares of Guess Common Stock that have been converted into the right to receive the Per Share Merger Consideration will cease to own any shares of capital stock of the Surviving Corporation.

Concurrently with the execution and delivery of the Merger Agreement, Authentic and Guess entered into a voting and support agreement (the “Voting Agreement”) with Paul Marciano, Carlos Alberini, certain trusts, foundations and/or affiliates of each of them and of Maurice Marciano and certain other Guess stockholders parties thereto (collectively, the “Supporting Stockholders”). Pursuant to the Voting Agreement, the Supporting Stockholders have agreed to, among other things, vote all shares of Guess Common Stock owned by them in favor of any proposal to adopt the Merger Agreement and approve the Merger and Disposition (as defined below) and against certain actions that are intended or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, the Disposition or the other Transactions (as defined below). Each Supporting Stockholder also agreed pursuant to the Voting Agreement to effect the transactions set forth in the Pre-Closing Restructuring Plan (which are to be effected by such person) and to take certain actions under the Merger Agreement as if references to Parent and Merger Sub in the Merger Agreement were to the Rolling Stockholders. From and after the consummation of the Parent Equity Transfer, each OpCo Investor agrees to cause Parent and Merger Sub to take all actions required by Parent and Merger Sub under the Merger Agreement. The Voting Agreement terminates automatically upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) written agreement of the parties thereto. The Voting Agreement also includes certain restrictions on the transfer of Guess Common Stock by the Supporting Stockholders. The Supporting Stockholders held approximately 49.972% of the issued and outstanding shares of Guess Common Stock as of the Capitalization Time (as defined in the Merger Agreement).

Also concurrently with the execution and delivery of the Merger Agreement, Authentic and the Rolling Stockholders entered into an interim investors agreement (the “Interim Investors Agreement”). Pursuant to the Interim Investors Agreement, Authentic and the Rolling Stockholders have agreed to, among other things, effect the transactions (to the extent such transactions are to be effected by such person) set forth in the Pre-Closing Restructuring Plan and cooperate with respect to various aspects of the Transactions. The Interim Investors Agreement terminates upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) written agreement of the parties thereto.

A Special Committee composed solely of independent and disinterested directors (the “Special Committee”) was formed by Guess’ Board of Directors (the “Guess Board”) and, with the assistance of its own independent financial and legal advisors, considered, evaluated and negotiated the Per Share Merger Consideration and the other terms of the Merger Agreement. The Special Committee unanimously (i) determined that the Merger Agreement, the Voting Agreement, and the transactions contemplated by the Merger Agreement, including the Merger and Disposition (the “Transactions”), are fair to, and in the best interests of, the holders of the outstanding shares of Guess Common Stock, excluding (a) Authentic, Parent, and Merger Sub and their respective controlled affiliates (if applicable), (b) the Supporting Stockholders and their respective affiliates, (c) certain additional family members of the Supporting Stockholders, (d) the members of the Guess Board, and (e) any person that Guess has determined to be an “officer” of Guess within the meaning of Section 16a-1(f) of the Exchange Act (such holders, the “Unaffiliated Company Stockholders”), and (ii) recommended to the Guess Board that it (x) approve and declare advisable the Merger Agreement, the Voting Agreement, and the Transactions, including the Merger and Disposition, (y) determine that the Merger Agreement, the Voting Agreement, and the Transactions, including the Merger and Disposition, are fair to, and in the best interests of, the Unaffiliated Company Stockholders, and (z) recommend that Guess stockholders adopt the Merger Agreement and approve the Merger and Disposition at any meeting of Guess’ stockholders. Acting on the unanimous recommendation of the Special Committee, the Guess Board (with Messrs. Marciano and Alberini recusing themselves) (i) approved and declared advisable the Merger Agreement, the Voting Agreement, and the Transactions, including the Merger and Disposition; (ii) determined that the Merger Agreement, the Voting Agreement, and the Transactions, including the Merger and Disposition, are fair to, and in the best interests of, Guess and its stockholders, including the Unaffiliated Company Stockholders, (iii) resolved to recommend that Guess’ stockholders adopt the Merger Agreement and approve the Merger and Disposition at any meeting of Guess’ stockholders; and (iv) directed that the Merger Agreement, including the Merger and Disposition, be submitted to Guess’ stockholders for their adoption and approval at the Special Meeting.

The approval of the proposal to adopt the Merger Agreement and approve the Merger and a resolution approving (a) the purchase by Authentic (or its designee(s)) of all right, title and interest in and to at least 51% of the issued and outstanding equity interests of certain newly-formed subsidiaries of Guess (the “Company IPCos”) and (b) at Parent’s option, the purchase by IPCo Holdings (or its designee) of all right, title and interest in up to 19% of the issued and outstanding equity interests of the Company IPCos (such purchases, collectively, the

“Disposition”) (the “Merger Proposal”) requires an affirmative vote of (a) the holders of a majority of the outstanding shares of Guess Common Stock entitled to vote on the Merger Proposal and (b) a majority of the votes cast by the disinterested stockholders (as such term is defined in Section 144 of the DGCL, and excluding any stockholder that is not an Unaffiliated Company Stockholder).

Concurrently with the filing of this Transaction Statement, Guess is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Guess Board is soliciting proxies from stockholders of Guess in connection with the Merger Proposal. The Proxy Statement is attached hereto as Exhibit (a)(1). Copies of the Merger Agreement, Voting Agreement and Interim Investors Agreement are attached to the Proxy Statement as Annex A, Annex D and Annex E, respectively, and are incorporated herein by reference. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger may be deemed a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Guess is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning Guess contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Guess. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including Guess, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Parties to the Merger—Guess”
•	“Questions and Answers About the Special Meeting and the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Other Important Information Regarding Guess—Security Ownership of Certain Beneficial Owners and Management”
•	“Important Information Regarding the Rolling Stockholders”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Other Important Information Regarding Guess—Market Price of Guess Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Merger Agreement—Conduct of Guess’ Business During the Pendency of the Merger”
•	“Other Important Information Regarding Guess—Market Price of Guess Common Stock and Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Other Important Information Regarding Guess—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Other Important Information Regarding Guess—Certain Transactions in Guess Common Stock”

Item 3. Identity and Background of Filing Person

(a) – (b) Name and address; Business and background of entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Parties to the Merger”
•	“Important Information Regarding Authentic”
•	“Important Information Regarding Parent and Merger Sub”
•	“Important Information Regarding the Rolling Stockholders”

(c) Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Other Important Information Regarding Guess—Directors and Executive Officers of Guess”
•	“Important Information Regarding Authentic”
•	“Important Information Regarding Parent and Merger Sub”
•	“Important Information Regarding the Rolling Stockholders”

Item 4. Terms of the Transaction

(a) Material terms.

(1) Tender offers. Not applicable.

(2) Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Purpose and Reasons of the Rolling Stockholders, Parent, and Merger Sub for the Merger”

•	“Special Factors—Position of the Rolling Stockholders, Parent, and Merger Sub as to the Fairness of the Merger”
•	“Special Factors—Purpose and Reasons of Authentic for the Merger”
•	“Special Factors—Position of Authentic as to the Fairness of the Merger”
•	“Special Factors—Opinion of Solomon”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Certain Effects of the Merger for the Rolling Stockholders, Parent, and Merger Sub”
•	“Special Factors—Certain Effects of the Merger for Authentic”
•	“Special Factors—Certain Effects on Guess if the Merger is Not Completed”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“Special Factors—Unaudited Prospective Financial Information of Guess”
•	“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Effective Time of the Merger”
•	“Special Factors—Payment of Merger Consideration”
•	“Special Factors—Accounting Treatment”
•	“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”
•	“The Merger Agreement—Treatment of Capital Stock”
•	“The Merger Agreement—Treatment of Guess Equity Awards”
•	“The Merger Agreement—Authentic Contribution; Exchange Fund; Surrender and Payment Procedures”
•	“The Merger Agreement—Conditions to the Pre-Closing Restructuring”
•	“The Merger Agreement—Conditions to the Closing”
•	“The Special Meeting—Votes Required”
•	Annex A: Agreement and Plan of Merger
•	Annex B: Opinion of Solomon

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“The Merger Agreement—Treatment of Capital Stock”
•	“The Merger Agreement—Treatment of Guess Equity Awards”
•	“The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance”
•	“The Merger Agreement—Other Covenants and Agreements”
•	“The Voting Agreement”
•	“The Interim Investors Agreement”
•	Annex A: Agreement and Plan of Merger
•	Annex D: Voting Agreement
•	Annex E: Interim Investors Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights”
•	“Questions and Answers About the Special Meeting and the Merger—Do I have appraisal or dissenters’ rights?”
•	“Special Factors—Appraisal Rights”
•	“Appraisal Rights”
•	“The Interim Investors Agreement—Transaction Litigation; Appraisal Rights and Exchange Fund”
•	“The Special Meeting—Appraisal Rights”
•	Annex C: Appraisal Rights Under Delaware General Corporation Law

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Provisions for Unaffiliated Company Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Certain Effects of the Merger for the Rolling Stockholders, Parent, and Merger Sub”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“Special Factors—Financing of the Merger”
•	“The Merger Agreement”
•	“The Voting Agreement”
•	“The Interim Investors Agreement”
•	“Other Important Information Regarding Guess—Certain Transactions in Guess Common Stock”
•	“Other Important Information Regarding Guess—Past Contacts, Transactions, Negotiations and Agreements”
•	Annex A: Agreement and Plan of Merger
•	Annex D: Voting Agreement
•	Annex E: Interim Investors Agreement

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Purpose and Reasons of the Rolling Stockholders, Parent, and Merger Sub for the Merger”
•	“Special Factors—Purpose and Reasons of Authentic for the Merger”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“Special Factors—Financing of the Merger”
•	“The Merger Agreement”
•	“The Voting Agreement”
•	“The Interim Investors Agreement”
•	“Other Important Information Regarding Guess—Past Contacts, Transactions, Negotiations and Agreements”
•	Annex A: Agreement and Plan of Merger
•	Annex D: Voting Agreement
•	Annex E: Interim Investors Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Plans of the Rolling Stockholders, Parent, and Merger Sub for Guess After the Merger”

•	“Special Factors—Plans of Authentic for Guess after the Merger”
•	“Special Factors—Certain Effects of the Merger for the Rolling Stockholders, Parent, and Merger Sub”
•	“Special Factors—Certain Effects of the Merger for Authentic”
•	“Special Factors—Financing of the Merger”
•	“The Merger Agreement”
•	“The Voting Agreement”
•	“The Interim Investors Agreement”
•	“Other Important Information Regarding Guess—Past Contacts, Transactions, Negotiations and Agreements”
•	Annex A: Agreement and Plan of Merger
•	Annex D: Voting Agreement
•	Annex E: Interim Investors Agreement

Item 6.  Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger—What is the Merger and what effect will it have on Guess?”
•	“Questions and Answers About the Special Meeting and the Merger—What will happen to Guess Equity Awards?”
•	“Special Factors—Plans of the Rolling Stockholders, Parent, and Merger Sub for Guess After the Merger”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Certain Effects of the Merger for the Rolling Stockholders, Parent, and Merger Sub”
•	“Special Factors—Certain Effects on Guess if the Merger Is Not Completed”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Payment of Merger Consideration”
•	“The Merger Agreement—Treatment of Capital Stock”
•	“The Merger Agreement—Treatment of Guess Equity Awards”
•	“The Interim Investors Agreement”
•	“Other Important Information Regarding Guess—Market Price of Guess Common Stock and Dividends”
•	Annex A: Agreement and Plan of Merger
•	Annex E: Interim Investors Agreement

(c) (1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Purpose and Reasons of the Rolling Stockholders, Parent, and Merger Sub for the Merger”
•	“Special Factors—Purpose and Reasons of Authentic for the Merger”
•	“Special Factors—Plans of the Rolling Stockholders, Parent, and Merger Sub for Guess After the Merger”
•	“Special Factors—Plans of Authentic for Guess after the Merger”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Certain Effects of the Merger for the Rolling Stockholders, Parent, and Merger Sub”

•	“Special Factors—Certain Effects of the Merger for Authentic”
•	“Special Factors—Certain Effects on Guess if the Merger Is Not Completed”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“Special Factors—Financing of the Merger”
•	“The Merger Agreement—Phase I Restructuring and Pre-Closing Restructuring”
•	“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”
•	“The Merger Agreement—Treatment of Capital Stock”
•	“The Merger Agreement—Treatment of Guess Equity Awards”
•	“The Merger Agreement—Conduct of Guess’ Business During the Pendency of the Merger”
•	“The Merger Agreement—Financing Cooperation by Guess”
•	“The Voting Agreement”
•	“The Interim Investors Agreement”
•	“Other Important Information Regarding Guess—Market Price of Guess Common Stock and Dividends”
•	Annex A: Agreement and Plan of Merger
•	Annex D: Voting Agreement
•	Annex E: Interim Investors Agreement

Item 7.  Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Purpose and Reasons of the Rolling Stockholders, Parent, and Merger Sub for the Merger”
•	“Special Factors—Position of the Rolling Stockholders, Parent, and Merger Sub as to the Fairness of the Merger”
•	“Special Factors—Purpose and Reasons of Authentic for the Merger”
•	“Special Factors—Position of Authentic as to the Fairness of the Merger”
•	“Special Factors—Plans of the Rolling Stockholders, Parent, and Merger Sub for Guess After the Merger”
•	“Special Factors—Plans of Authentic for Guess after the Merger”
•	“Special Factors—Certain Effects of the Merger for the Rolling Stockholders, Parent, and Merger Sub”
•	“Special Factors—Certain Effects of the Merger for Authentic”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Purpose and Reasons of the Rolling Stockholders, Parent, and Merger Sub for the Merger”
•	“Special Factors—Purpose and Reasons of Authentic for the Merger”
•	“Special Factors—Opinion of Solomon”
•	Annex B: Opinion of Solomon

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Purpose and Reasons of the Rolling Stockholders, Parent, and Merger Sub for the Merger”
•	“Special Factors—Purpose and Reasons of Authentic for the Merger”
•	“Special Factors—Opinion of Solomon”
•	“Special Factors—Unaudited Prospective Financial Information of Guess”
•	“Special Factors—Certain Effects of the Merger for the Rolling Stockholders, Parent, and Merger Sub”
•	“Special Factors—Certain Effects of the Merger for Authentic”
•	“Special Factors—Certain Effects on Guess if the Merger Is Not Completed”
•	Annex B: Opinion of Solomon

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Purpose and Reasons of the Rolling Stockholders, Parent, and Merger Sub for the Merger”
•	“Special Factors—Purpose and Reasons of Authentic for the Merger”
•	“Special Factors—Opinion of Solomon”
•	“Special Factors—Plans of the Rolling Stockholders, Parent, and Merger Sub for Guess After the Merger”
•	“Special Factors—Plans of Authentic for Guess after the Merger”
•	“Special Factors—Certain Effects of the Merger for the Rolling Stockholders, Parent, and Merger Sub”
•	“Special Factors—Certain Effects of the Merger for Authentic”
•	“Special Factors—Certain Effects on Guess if the Merger Is Not Completed”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“Special Factors—Appraisal Rights”
•	“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”
•	“Special Factors—Impact of the Merger on the Convertible Notes and the Call Spread Overlay”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Fees and Expenses”
•	“Special Factors—Effective Time of the Merger”
•	“Special Factors—Payment of Merger Consideration”
•	“Special Factors—Accounting Treatment”
•	“The Merger Agreement—Phase I Restructuring and Pre-Closing Restructuring”
•	“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”
•	“The Merger Agreement—Treatment of Capital Stock”
•	“The Merger Agreement—Treatment of Guess Equity Awards”
•	“The Merger Agreement—Conduct of Guess’ Business During the Pendency of the Merger”
•	“The Merger Agreement—Financing Cooperation by Guess”
•	“The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance”
•	“The Merger Agreement—Other Covenants and Agreements—Employee Benefits”
•	“Other Important Information Regarding Guess—Market Price of Guess Common Stock and Dividends”
•	Annex A: Agreement and Plan of Merger
•	Annex B: Opinion of Solomon

Item 8. Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Purpose and Reasons of the Rolling Stockholders, Parent, and Merger Sub for the Merger”
•	“Special Factors—Position of the Rolling Stockholders, Parent, and Merger Sub as to the Fairness of the Merger”
•	“Special Factors—Purpose and Reasons of Authentic for the Merger”
•	“Special Factors—Position of Authentic as to the Fairness of the Merger”
•	“Special Factors—Opinion of Solomon”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	Annex B: Opinion of Solomon

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Position of the Rolling Stockholders, Parent, and Merger Sub as to the Fairness of the Merger”
•	“The Special Meeting—Votes Required”
•	“Proposal No. 1: The Merger Proposal”
•	Annex A: Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Special Meeting and the Merger—What is the Special Committee, and what role did it play in evaluating the Merger?”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Opinion of Solomon”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Proposal No. 1: The Merger Proposal”

(f) Other offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Position of the Rolling Stockholders, Parent, and Merger Sub as to the Fairness of the Merger”
•	“Special Factors—Opinion of Solomon”
•	“Special Factors—Unaudited Prospective Financial Information of Guess”
•	“Special Factors—Impact of the Merger on the Convertible Notes and the Call Spread Overlay”
•	Annex B: Opinion of Solomon

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Guess during its regular business hours by any interested equity security holder of Guess or representative who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors—Financing of the Merger”
•	“The Merger Agreement—Financing Cooperation by Guess”
•	“The Interim Investors Agreement”
•	Annex E: Interim Investors Agreement

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Certain Effects on Guess if the Merger Is Not Completed”
•	“Special Factors—Fees and Expenses”
•	“The Merger Agreement—Termination Fee and Expenses”
•	“The Interim Investors Agreement—Expense Sharing Provisions; Allocation of Qualifying Termination Fee”
•	Annex E: Interim Investors Agreement

Item 11.  Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Other Important Information Regarding Guess—Security Ownership of Certain Beneficial Owners and Management”

•	“Important Information Regarding Authentic”
•	“Important Information Regarding Parent and Merger Sub”
•	“Important Information Regarding the Rolling Stockholders”
•	Annex D: Voting Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Other Important Information Regarding Guess—Certain Transactions in Guess Common Stock”

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“The Voting Agreement”
•	“The Special Meeting—Shares of Guess Common Stock Held by Guess’ Directors and Executive Officers”
•	“Proposal No. 1: The Merger Proposal”
•	Annex D: Voting Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“The Special Meeting—Shares of Guess Common Stock Held by Guess’ Directors and Executive Officers”
•	“Proposal No. 1: The Merger Proposal”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements of Guess for the fiscal years ended February 1, 2025 and February 3, 2024 are incorporated herein by reference to Guess’ Annual Report on Form 10-K for the fiscal year ended February 1, 2025, filed on April 11, 2025 (see “Item 8—Financial Statements and Supplementary Data” therein) and the unaudited condensed consolidated financial statements of Guess for the quarterly period ended August 2, 2025, are incorporated herein by reference to Guess’ Quarterly Report on Form 10-Q for the quarterly period ended August 2, 2025, filed on September 5, 2025 (see “Item 1—Financial Statements” therein).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Unaudited Prospective Financial Information of Guess”
•	“Special Factors—Certain Effects of the Merger”

•	“Other Important Information Regarding Guess—Book Value per Share”
•	“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers About the Special Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Guess Board; Fairness of the Merger”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden parachute compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors—Interests of Executive Officers and Directors of Guess in the Merger”
•	“The Merger Agreement—Treatment of Capital Stock”
•	“The Merger Agreement—Treatment of Guess Equity Awards”
•	Annex A: Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Definitive Proxy Statement of Guess?, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed concurrently with the SEC and incorporated herein by reference).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Letter to Guess Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5) Press Release, dated August 20, 2025 (incorporated herein by reference to Exhibit 99.1 to Guess’ Current Report on Form 8-K filed on August 20, 2025).

(a)(6) Current Report on Form 8-K, dated August 20, 2025 (included in Schedule 14A filed on August 20, 2025 and incorporated herein by reference).

(a)(7) Email to Guess Employees, dated August 20, 2025 (included in Schedule 14A filed on August  20, 2025 and incorporated herein by reference).

(a)(8) Transcript of Video sent to Guess Employees, dated August 20, 2025 (included in Schedule 14A filed on August 20, 2025 and incorporated herein by reference).

(a)(9) Paul Marciano communication from Instagram account on August 21, 2025 (included in Schedule 14A filed on August 22, 2025 and incorporated herein by reference).

(a)(10) Nicolai Marciano communication from Instagram account on August 20, 2025 (included in Schedule 14A filed on August 22, 2025 and incorporated herein by reference).

(a)(11) Transaction FAQs (included in Schedule 14A filed on September 8, 2025 and incorporated herein by reference).

(b) Not applicable.

(c)(1)* Discussion Materials, dated August 19, 2025, prepared by Solomon Partners Securities, LLC (“Solomon”) for the Special Committee.

(c)(2)* Executive Summary, dated August 19, 2025, prepared by Solomon for the Special Committee.

(c)(3) Opinion of Solomon, dated August 20, 2025 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(4)* Discussion Materials, dated August 12, 2025, prepared by Matthews South, LLC.

(d)(1) Agreement and Plan of Merger, by and among Guess?, Inc., Authentic Brands Group LLC, Glow Holdco 1, Inc. and Glow Merger Sub 1, Inc., dated August 20, 2025 (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting and Support Agreement, dated as of August 20, 2025, by and among Authentic Brands Group LLC, Guess?, Inc. and the stockholders party thereto (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3) Interim Investors Agreement, dated as of August 20, 2025, by and among Authentic Brands Group LLC and the stockholders party thereto (incorporated herein by reference to Annex E of the Proxy Statement).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(g) Not applicable.

107* Filing Fee Table.

*	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on October 3, 2025.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2025

GUESS?, INC.

By:	/s/ Carlos Alberini
Name: Carlos Alberini
Title: Chief Executive Officer

AUTHENTIC BRANDS GROUP LLC

By:	/s/ Jay Dubiner
Name: Jay Dubiner
Title: Chief Legal Officer

GLOW HOLDCO 1, INC.

By:	/s/ Jay Dubiner
Name: Jay Dubiner
Title: Treasurer and Secretary

GLOW MERGER SUB 1, INC.

By:	/s/ Jay Dubiner
Name: Jay Dubiner
Title: Treasurer and Secretary

PAUL MARCIANO

By:	/s/ Paul Marciano
Name: Paul Marciano

PAUL MARCIANO TRUST

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Trustee of the Paul Marciano Trust, dated February 20, 1986

PAUL MARCIANO FOUNDATION

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: President

G FINANCIAL HOLDINGS, LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

G FINANCIAL HOLDINGS II, LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

ENRG CAPITAL LLC

By:	/s/ William F. Payne
Name: William F. Payne
Title: Manager

PM 2021 EXEMPT TRUST

By:	/s/ Palma Fiduciary, LLC
Name: Palma Fiduciary, LLC
Title: Trustee of the PM 2021 Exempt Trust, dated July 12, 2021
By: Robert E. Armstrong
Title: Trust Officer

G2 TRUST

By:	/s/ David Tordjman
Name: David Tordjman
Title: Trustee of the G2 Trust, dated June 29, 2010

EXEMPT G2 TRUST

By:	/s/ David Tordjman
Name: David Tordjman
Title: Trustee of the Exempt G2 Trust, dated June 29, 2010

NICOLAI MARCIANO

By:	/s/ Nicolai Marciano
Name: Nicolai Marciano

CARLOS ALBERINI

By:	/s/ Carlos Alberini
Name: Carlos Alberini

ALBERINI FAMILY LLC

By:	/s/ Carlos Alberini
Name: Carlos Alberini
Title: Manager

CARLOS AND ANDREA ALBERINI TRUST

By:	/s/ Carlos Alberini
Name: Carlos Alberini
Title: Trustee of the Carlos and Andrea Alberini Trust

MAURICE MARCIANO FAMILY FOUNDATION

By:	/s/ William F. Payne
Name: William F. Payne
Title: President

MAURICE MARCIANO TRUST

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Trustee of the Maurice Marciano Trust, dated February 24, 1986

NEXT STEP CAPITAL LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

NEXT STEP CAPITAL II LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

EXEMPT GIFT TRUST UNDER THE NEXT STEP TRUST

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Trustee of the Exempt Gift Trust under the Next Step Trust, dated July 6, 2011

NONEXEMPT GIFT TRUST UNDER THE NEXT STEP TRUST

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Trustee of the Nonexempt Gift Trust under the Next Step Trust, dated July 6, 2011

CAROLEM CAPITAL, LLC

By:	/s/ William F. Payne
Name: William F. Payne
Title: Manager

MM 2020 EXEMPT TRUST

By:	/s/ Palma Fiduciary, LLC
Name: Palma Fiduciary, LLC
Title: Trustee of the MM 2020 Exempt Trust, dated February 19, 2020
By: Robert E. Armstrong
Title: Trust Officer

MM CRUT LLC

By:	/s/ Mark Silah
Name: Mark Silah
Title: Manager

MM CRUT II LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

MAURICE MARCIANO CHARITABLE REMAINDER UNITRUST

By:	/s/ Palma Fiduciary, LLC
Name: Palma Fiduciary, LLC
Title: Trustee of the Maurice Marciano Charitable Remainder Unitrust, dated October 13, 2014
By: Robert E. Armstrong
Title: Trust Officer

MAURICE MARCIANO CHARITABLE REMAINDER UNITRUST II

By:	/s/ Palma Fiduciary, LLC
Name: Palma Fiduciary, LLC
Title: Trustee of the Maurice Marciano Charitable Remainder Unitrust II, dated September 30, 2015
By: Robert E. Armstrong
Title: Trust Officer

MAURICE & PAUL MARCIANO ART FOUNDATION

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: President

WILLIAM PAYNE

By:	/s/ William Payne
Name: William Payne
Title: Investment director for MM CRUT II LLC, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation

OLIVIA MARCIANO

By:	/s/ Olivia Marciano
Name: Olivia Marciano

Title:   Sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust II and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation

MAURICE MARCIANO

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Attorney-in-Fact for Maurice Marciano

MICHAEL KARLIN

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Sole member of the tax committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust

STEVEN LOCKSHIN

By:	/s/ Steven Lockshin
Name: Steven Lockshin
Title: Sole member of the tax committee of Palma Fiduciary, LLC for the PM 2021 Exempt Trust

MARK SILAH

By:	/s/ Mark Silah
Name: Mark Silah
Title: Investment director of MM CRUT LLC

DAVID TORDJMAN

By:	/s/ David Tordjman
Name: David Tordjman
Title: Adviser of the G2 Trust and Exempt G2 Trust and as the sole member of the investment committee of Palma Fiduciary, LLC of the MM 2020 Exempt Trust and PM 2021 Exempt Trust